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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 12a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                 APRIL 2, 2001

                          COMMISSION FILE NO. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact name of Registrant as specified in its Charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                          12 ABBA HILEL SILVER STREET
                                      LOD
                                  71111 ISRAEL
                   (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  X         Form 40-F
                             ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act or 1934.


                       Yes            No   X
                            ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).



     Attached hereto and incorporated by reference herein is a press release of the registrant dated April 2, 2001.

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NUR MACROPRINTERS UPDATES FIRST QUARTER 2001 FINANCIAL GUIDANCE

LOD, Israel, April 2 -- NUR Macroprinters Ltd. (Nasdaq: NURM), a world-leading manufacturer of wide and super wide format digital printing systems and consumables, today updates its previously reported financial guidance for first quarter 2001 revenues and earnings.

The Company reported it now expects revenues for the first quarter of 2001 to be approximately $31 million, an increase of 44% as compared with the revenues for the first quarter of 2000 of $21.5 million. In addition, the Company anticipates to break even, before anticipated one-time restructuring costs of approximately $2.5 million, compared with $0.18 profit per share for the first quarter of 2000. NUR said that its revised guidance for the quarter is primarily due to weaker sales than expected in North America.

With the weakening macroeconomics climate, NUR is currently implementing a restructuring plan, to align the Company's cost structure with a more conservative growth rate. However, the Company will continue its intensive R&D investments and increased attention to upgrading its existing infrastructures, including the customer service network, employee training and quality control processes, as previously planned. The Company believes that these investments are critical to the next phase of NUR's corporate development.

"The past year was one of tremendous growth and excitement for NUR," said President and CEO Mr. Erez Shachar of NUR Macroprinters Ltd. "We experienced more than 100% revenue growth resulting from both our own internally generated momentum and our acquisition at mid-year of Salsa Digital. Our sales in the United States have been strongly affected by the current economic uncertainty; however, we believe that this situation is only temporary, and does not reflect a structural change in our industry. We continue to witness growth in other regions, and have not changed our long-term strategic outlook for the growth prospects in the wide-format digital printing market, since we anticipate that the replacement process of screen-printing by digital-printing is inevitable."

NUR Macroprinters cordially invites you to participate in our interactive conference call today, April 2, 2001, at 10:00 AM ET.

If you wish to participate, please call the conference center approximately 5-10 minutes prior to conference time. The dial-in number is 719-457-2641. For your convenience, an instant replay will be available today, April 2, 2001 at 13:00 PM ET until April 4, 2001 at 8:00 PM ET. The replay telephone number is 719-457-0820; the replay code is 425723. A live broadcast of the conference call will also be available online at HTTP://WWW.NUR.COM/INVESTORS, on April 2, 2001, beginning at 10:00 AM ET. Please go to the Web site at least 15 minutes before the broadcast to register, download and install any necessary audio software.

About NUR Macroprinters Ltd.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing

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requirements. NUR's fully digital printing solutions help customers in more than
50 countries worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. More information about NUR Macroprinters is available at HTTP://WWW.NUR.COM

CERTAIN STATEMENTS MADE HEREIN THAT USE THE WORDS "ESTIMATE," "PROJECT," "INTEND," "EXPECT," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES WHICH COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF NUR MACROPRINTERS LTD. TO BE MATERIALLY DIFFERENT FROM THOSE WHICH MAY BE EXPRESSED OR IMPLIED BY SUCH STATEMENTS, INCLUDING, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC AND BUSINESS CONDITIONS AND SPECIFICALLY, DECLINE IN DEMAND FOR NUR MACROPRINTERS LTD.'S PRODUCTS, INABILITY TO TIMELY DEVELOP AND INTRODUCE NEW TECHNOLOGIES, PRODUCTS AND APPLICATIONS AND LOSS OF MARKET SHARE AND PRESSURE ON PRICES RESULTING FROM COMPETITION. FOR ADDITIONAL INFORMATION REGARDING THESE AND OTHER RISKS AND UNCERTAINTIES ASSOCIATED WITH THE COMPANY'S BUSINESS, REFERENCE IS MADE TO NUR MACROPRINTERS LTD.'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.


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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NUR MACROPRINTERS LTD.


April 3, 2001                      By:  /s/ Erez Shachar
                                        -------------------------
                                        Erez Shachar
                                        Chief Executive Officer